UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated February 25, 2014

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓__	Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____	No__✓__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:

1.            A news release dated 24 February 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS.’

STOCK EXCHANGE ANNOUNCEMENT

Released 24 February 2014

At: 16:39

RNS: 8105A

24 February 2014

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

Further to announcements released on 19 and 21 February 2014 and earlier today, the Company wishes to confirm shareholdings of its directors and persons discharging managerial responsibility (‘PDMRs’) following the consolidation of the Company’s entire ordinary share capital. As announced, Vodafone’s ordinary shares of 11 3/7 US cents each were consolidated on the basis of 6 new ordinary shares of 20 20/21 US cents each for every existing 11 ordinary shares.

Immediately after the consolidation, the interests of each director and PDMR and those of their connected persons in the Company were as set out below. The percentage interest of the ordinary shares of Vodafone that these interests represent did not change as a result of the consolidation.

Name of Director / PDMR	Pre-consolidation shareholding (ordinary shares of 11 3/7 US cents each)	Post-consolidation shareholding (new ordinary shares of 20 20/21 US cents each)
Gerard Kleisterlee*	109,552	59,755
Vittorio Colao*	9,286,194	5,065,196
Andy Halford*	2,433,348	1,327,280
Val Gooding*	4,104	2,238
Renee James*	50,000	27,272
Alan Jebson*	82,340	44,912
Samuel Jonah*	55,350	30,190
Nick Land*	35,000	19,090
Anne Lauvergeon*	31,445	17,151
Luc Vandevelde*	99,034	54,018
Stephen Pusey*	1,556,367	848,927
Anthony Watson*	115,000	62,727
Philip Yea*	61,249	33,408
Paolo Bertoluzzo	1,567,543	855,023
Warren Finegold	3,302,428	1,801,324
Philipp Humm	763,295	416,342
Nick Jefferey	439,439	239,694
Serpil Timuray	1,034,221	564,120
Matthew Kirk	688,317	375,445
Rosemary Martin	816,592	445,413
Nick Read	1,363,728	743,851
Ronald Schellekens	943,088	514,411

* Denotes Director of the Company

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 25, 2014	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary